

11021917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartfield, Titus & Donnelly, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1430
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Lynch, Jr. 201-217-8045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue (Address) Springfield (City) NJ (State) 07081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark J. Epstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartfield, Titus & Donnelly, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 201?

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD , TITUS & DONNELLY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Members
Hartfield, Titus & Donnelly, LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC (a limited liability company) (the "Company") as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 15-16 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2011

CITRIN COOPERMAN & COMPANY, LLP
530 MORRIS AVENUE SPRINGFIELD, NJ 07081 | TEL 973.218.0500 | FAX 973.218.0511 CITRINCOOPERMAN.COM

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	1,248,623
Deposits with clearing houses		3,064,288
Receivables from broker-dealers and dealer banks		1,065,467
Prepaid expenses		6,115
Property and equipment, net		88,443
Cash surrender value of officers' life insurance, net of loans of $318,655		214,781
Investment in securities		51,318
Loans receivable - member		958,245
Security deposits		45,648
TOTAL ASSETS	$	6,742,928

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Payables to broker-dealers and dealer banks	$	974,321
Payable to clearing bank - overnight position		104,578
Accounts payable and accrued expenses		2,553,704
Other taxes payable		22,825
Deferred rent		83,063
Distributions payable		673,322
Other liabilities		29,353
Total liabilities		4,441,166
Commitments and contingencies (Notes 8 and 11)		
Members' equity		2,301,762
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	6,742,928

See accompanying notes to financial statements.

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC (the "Company") was formed as a limited liability company in the State of New Jersey. The Company serves the investment community principally as a broker of municipal securities and U.S. Government Securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation. The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

A membership interest in the Company was transferred from ICAP North America LLC Broking Holding to Purpota Consulting, Inc. This transaction was approved by FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a settlement-date basis (generally the third business day following the transaction date), with related commission income and expenses reported on a trade-date basis.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are stated at fair value as determined by management.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

Advertising

Advertising costs, which are included in promotion expense in the accompanying statement of income, are expensed as incurred and aggregated $91,451 for the year ended December 31, 2010.

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*. This update amends FASB Accounting Standards Codification ("Codification" or "ASC") 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 beginning with the first interim period. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

FASB ASC 820 establishes a framework for measuring fair value, and established a fair value hierarchy that prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Net Asset Value

The Company uses a net asset value ("NAV") to estimate fair value, provided that the NAV is computed as of the date of the financial statements. The investment must be in an entity with all the attributes of an investment company, and it cannot have a readily determinable market value.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Certain states impose LLC franchise fees, which are included in these financial statements.

With few exceptions, the Company is no longer subject to federal and certain state tax examinations by taxing authorities for years before 2007, and is no longer subject to tax examinations by the New Jersey taxing authority for years before 2006.

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Subsequent Events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events (Continued)

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 2. FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value, on an recurring basis, as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 4,935	$ -	$ -	$ 4,935
Marketable equity securities	35,595	-	-	35,595
Securities not readily marketable	-	-	23,752	23,752
Total investments - fair value	$ 40,530	$ -	$ 23,752	64,282
Included in the accompanying financial statements:				
Cash and cash equivalents				4,935
Deposits with clearing houses				8,029
Investment in securities				$ 51,318

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2010.

Money Market Funds are public investment vehicle valued using $1 for the NAV. The money market fund is classified within Level 1 of the fair value hierarchy. The Company's money market funds are included in cash and cash equivalents in the accompanying statement of financial condition.

Marketable equity securities are carried at fair value based on quoted market prices in active markets where the securities trade.

Securities not readily marketable are carried at fair value as determined by management.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 3. CONCENTRATIONS OF CREDIT RISK

At December 31, 2010, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

For the year ended December 31, 2010, one registtrated broker dealer accounted for approximately 11% of the Company's revenues.

The Company's investments consist of equity investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the Company's investment account and balances and the amounts reported in the statement of financial condition and the statement of income.

NOTE 4. DEPOSITS WITH CLEARING HOUSES

The Company, as a participant in the National Securities Clearing Corporation ("NSCC"), is required to maintain an interest-bearing deposit with the NSCC. At December 31, 2010, the minimum amount required to be deposited was $349,400. The Company had deposits totaling $2,930,000 with the NSCC at December 31, 2010.

In addition, at December 31, 2010, the Company maintained a noninterest-bearing deposit with its clearing agent in the amount of $84,288 and an interest-bearing deposit with the Depository Trust Company in the amount of $50,000.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010, consisted of the following:

Computer equipment	$	283,074
Leasehold improvements		205,772
Furniture and fixtures		68,321
		557,167
Less: accumulated depreciation		(468,724)
Property and equipment, net	$	88,443

NOTE 6. RECEIVABLES AND PAYABLES - BROKER-DEALERS AND DEALER BANKS

These balances represent the contract value of securities not delivered or received on the settlement date.

NOTE 7. LOAN RECEIVABLE - MEMBER

The Company has, from time to time, advanced funds to one of its members. These loans are unsecured and due on demand. Interest is charged monthly at the prime rate. Interest earned on these loans during the year ended December 31, 2010, amounted to $31,579.

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 8. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

Leases

The Company has several leases for equipment and office facilities under noncancelable operating leases expiring in various years through 2015. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	Equipment	Offices
2011	$ 72,698	$ 468,682
2012	31,719	459,590
2013	18,497	406,347
2014	-	325,431
2015	-	111,894
	$ 122,914	$ 1,771,944

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes and other costs. Rent expense, including real estate taxes and other costs, for the year ended December 31, 2010, amounted to $580,224. Equipment rental expense, which is included in "communications expense" in the accompanying statement of income, was $123,626 for the year ended December 31, 2010.

The Company entered into several leases which provide for free rent over the life of the lease. Pursuant to the FASB ASC 840, *Accounting for Leases*, the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the leases (deferred rent) amounted to $83,063 at December 31, 2010.

Consulting Agreement

The Company entered into an agreement with a consulting company who will provide research tools to enhance the Company's operations and marketing. During the first phase of this project, the consultant shall research various systems for the grading of municipal bonds. At December 31, 2010, the project was in its first phase. The Company paid $103,846 for these services for the year ended December 31, 2010. During the second phase of the project, which will entail the consultant's development of an appropriate grading system for municipal bonds, either party shall have the right to terminate the agreement with one month's prior notice upon the completion of the month's service. If the Company agrees to enter into the next phase of the project, the fee will be $12,500 per month.

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Market Data Information Agreement

The Company has a Data Acquisition Agreement (the "Agreement") with a research company. The Agreement, which expires in April 2012, is automatically renewed for successive two-year periods, unless terminated by either party. In accordance with the Agreement, the Company is to provide information as described in the Agreement to the research company, granting them a non-exclusive license to use such material in developing data that they may offer to their customers. Fees earned under the Agreement during 2010 amounted $112,500.

Computer Trading System

The Company pays a monthly fee to a former member for maintaining the Company's electronic computer trading systems. These expenses amounted to $600,000 for the year ended December 31, 2010, of which $50,000 is included in "accounts payable and accrued expenses" in the accompanying statement of financial condition at December 31, 2010.

The Company acquired the right, title, and interest in and to certain software that had been developed by an affiliate of one of the Company's former members. The Company has licensed the software to a former member, for which it receives a monthly licensing fee. Such licensing fees amounted to $120,000 for the year ended December 31, 2010.

NOTE 9. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2010.

NOTE 10. RELATED-PARTY TRANSACTIONS

The Company contracted with a member to provide consulting services to the Company. In accordance with the agreement, the consulting expenses amounted to $137,903 for the year ended December 31, 2010, of which $9,375 is included in "accounts payable and accrued expenses" in the accompanying statement of financial condition at December 31, 2010.

NOTE 11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had regulatory net capital of $1,172,585, which exceeded the Company's minimum net capital requirement of $252,366. The Company's percentage of aggregate indebtedness to net capital was 323% as of December 31, 2010.

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 12. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the lives of its two officers in the amount of $200,000 each. At December 31, 2010, loans payable to the insurance company in the amount of $318,655, bearing interest at a rate of 7% annum, are collateralized by the cash value of the policies.

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through the NSCC, which guarantees the transactions, while the remaining securities transactions are compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 14. SELF-INSURANCE

The Company sponsors a self-insured group medical plan that covers substantially all of its employees. The plan is designed to provide coverage of up to $35,000 annually per employee, with stop-loss coverage provided by a commercial insurer in order to limit the Company's exposure. The Company provides accruals based on the aggregate amount of the liability incurred but not reported by the employees through the year-end. During the year ended December 31, 2010, insurance expense included premiums and medical claim costs of $1,005,596 in connection with the plan. At December 31, 2010, the Company has recorded an accrual for reported claims not paid by year-end, and an estimate of additional claims incurred but not reported. Such liability, which is included in "accounts payable and accrued expenses" in the accompanying statement of financial condition, amounted to approximately $27,500 at December 31, 2010.

NOTE 15. LITIGATION SETTLEMENT

A litigation settlement was reached whereby the Company accepted $165,000 in full satisfaction of a claim with a former insurance plan adminstrator. The Company brought suit against the former insurance plan adminstrator for improper processing of claims in excess of the stop-loss coverage.